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AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 24255

RECEIVED MAR 0 4 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROSENBLATT SECURITIES INC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 BROAD STREET

(No. and Street)

NEW YORK   ,   NEW YORK   10005

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD A. ROSENBLATT   (212) 943-5225

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
ROY A. ABRAMOWITZ, CPA

(Name — if individual, state last, first, middle name)

420 LEXINGTON AVENUE _ STE2620   .   NEW YORK, NEW YORK 10170
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

MAR 2 1 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

I, _____ Richard A. Rosenblatt _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Rosenblatt Securities Inc _____, as of _____ December 31, 2002 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 2006

_____
Notary Public

_____
Signature

_____ President _____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

2B



ROSENBLATT SECURITIES INC.

REPORT ON STATEMENT OF
FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

ROY A. ABRAMOWITZ & CO.
Certified Public Accountants
NEW YORK, NEW YORK

ROSENBLATT SECURITIES INC

INDEX

ROY A. ABRAMOWITZ, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
TAX AND INVESTMENT CONSULTANT

TEL: 212-683-9040
FAX: 212-931-8720
CT. OFFICE: 203-972-7769
E-MAIL: RAbramo875@aol.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Rosenblatt Securities Inc.

I have audited the accompanying statement of financial condition of Rosenblatt Securities Inc.(the Company) (an S Corporation) as of December 31, 2002. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rosenblatt Securities Inc. as of December 31, 2002, in conformity with generally accepted accounting principles.

Roy A. Abramowitz & Co.
New York, New York
February 27, 2003

ROSENBLATT SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash & cash equivalents	$ 265,105
Receivable from broker-dealers and clearing organization	485,321
Receivable from employees	38,200
Furniture and equipment, net of accumulated depreciation of $ 714,054	225,619
Prepaid expenses and other assets	57,972
TOTAL ASSETS	**$ 1,072,217**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

Accrued expenses	$ 124,836
Payable to clients	121,638
TOTAL LIABILITIES	**$ 246,474**

Stockholders' equity:

Common stock, $1.00 par value, 20,000 shares authorized, 2,500 shares issued and outstanding	2,500
Undistributed profits	823,243
TOTAL SHAREHOLDERS' EQUITY	**$ 825,743**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,072,217**

The accompanying notes are an integral part of the financial statements.

ROSENBLATT SECURITIES INC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1: **ORGANIZATION AND NATURE OF BUSINESS**

Richard A. Rosenblatt & Co., Inc. (the "Company"), was established in 1979, is a registered broker-dealer with the Securities and Exchange Commission and a member of the New York Stock Exchange. Pursuant to an unanimous stockholder consent the Company changed its name to Rosenblatt Securities Inc as of October 25, 2002. Its primary business is to execute orders on the floor of the New York Stock Exchange primarily for other broker-dealers and institutional investors. The company is one of the leading "execution only" institutional brokers in the country, and is an industry leader in automated and manual execution techniques. With five seats on the New York Stock Exchange the Company has complete floor coverage to complement its state of the art upstairs trading facility.

NOTE 2: **SIGNIFICANT ACCOUNTING POLICIES**

(A)   Commission revenue and related expenses are recorded on a settlement-date basis. Revenues and expenses would not be materially different if reported on a trade basis.

(B)   Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on an accelerated basis over the estimated useful lives of the assets. Depreciation expense would not be materially different if calculated using the straight-line basis. For the year 2002 $ 209,669 of acquisitions were made to re-furbish the computerization and software applications of the upstairs trading facility and administrative offices.

The Company has taken advantage of the "Current Year Special Depreciation" (30%) o f p ost S eptember 1 0, 2 001 a sset a cquisitions o n a ssets p laced i n service during 2002. The amount of "30% Special Depreciation" was $ 57,226 for 2002. The basis of the qualifying assets were reduced by the amount of the "30% Special Depreciation".

(C)   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets a nd l iabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ROSENBLATT SECURITIES INC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

(D)   For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are held for sale in the ordinary course of business.

(E)   Pursuant to SFAS 115, par. 13 as amended by SFAS 130, par. 33 unrealized gains and losses on trading securities would be included in earnings. The Company had no unrealized gain or loss on "available for sale securities".

NOTE 3:   **RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATION**

The receivable from other brokers represents commissions receivable from broker\dealers for whom the Company has executed trades primarily on the floor of the New York Stock Exchange during December 2002 and received in January 2003.

The receivable from clearing broker includes cash held by the clearing broker for the Company and commissions receivable from the clearing broker for trades executed by the Company through the clearing broker during December 2002 and received in January 2003.

In the normal course of business the Company executes, as agent, transactions on behalf of customers through a clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 4:   **RECEIVABLE FROM EMPLOYEES**

Receivable from employees represent amounts due from current employees. At December 31, 2002, these receivables totaled $ 38,200 which will be applied against future commissions earned by these employees.

NOTE 5:   **INCOME TAXES**

For income tax purposes, the shareholders have elected that the Company be treated as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Law (Article 22 §660 (A)). Accordingly, no provision has been made for Federal and state income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s). However, New York State imposes a franchise tax based upon the difference between the maximum rate of personal income tax and the article 9A corporate rate. The tax provision for 2002 is $ 100. Estimated tax payments in the amount of $ 100 were made during the year 2002.

The New York City Administrative Code does not recognize S Corporation status and imposes an alternative tax computed on approximately 30% of net income or loss plus an addback of officers compensation.. The provision for New York City income tax was $ 15,018 for 2002. Approximately $ 45,524 was paid for tax adjustments assessed for prior years.

NOTE 6:   **COMMITMENTS**

The Company entered into a new lease on April 1, 1997 pertaining to its office space at 20 Broad Street, 26th Floor, New York, New York 10005. The lease term expires on March 31, 2003.

The Company has an option to extend the term of the lease for an additional period of seven years at the annual fair market rental value of the premises. The company is currently negotiating with the landlord to re-locate its offices into a larger space on the same floor at its current address.

The remaining term on the current lease is three months with a monthly rental payable in advance in equal monthly installments of $ 6,777.34. In addition to the fixed annual rent for each lease year the Company is obligated to pay as additional rent an amount equal to the operating expense payment. The operating expense payment is defined as the tenant's percentage of the amount by which the operating expenses of the landlord for a lease year exceed the operating expenses of the landlord for the base year 1997.

The terms of any lease option exercise is not available at this time, but would be at annual fair market value.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

Future minimum annual payments required as of December 31, 2002 over the term of the current lease are as follows:

Year	Rental Amount
2003	17,334
Total	$ 17,334

In addition, the Company leases five New York Stock Exchange memberships which expire at varying periods during 2003. The approximate payments required as of December 3 1, 2 002 o ver the r emaining t erms o f t he c urrent l eases a mount t o $ 1,329,833 as follows:

New York Stock Exchange Membership	Remaining Terms	Total Remaining Obligation
1	12 monthly payments of $ 27,333.33	$ 328,000
2	8 monthly payments of $ 27,833.00	$ 222,667
3	9 monthly payments of $ 27,833.33	$ 250,500
4	12 monthly payments of $ 25,500.00	$ 306,000
5	8 monthly payments of $ 27,833.33	$ 222,666
	Total remaining obligation	$ 1,329,833

NOTE 7:   REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c-1 of the Securities and Exchange Commission which requires that net capital, as defined, shall be at least the greater of $ 100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2002, the Company had net capital of $ 459,709 which exceeded the minimum net capital requirements of $ 100,000 by $ 359,709.

All customer transactions are cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 8:   SUBSEQUENT EVENTS

There was an action pending in the Supreme Court of the State of New York entitled Richard A. Rosenblatt & Co., Inc. v. The Davidge Division of S1 Corporation as successor in interest to Davidge Data Systems Corporation, in which the Company commenced an action against Davidge Data Systems Corp. (and its successor) for an estimated $3,000,000 in damages for the failure to deliver, install and maintain a back-up to a computer system required by the Company for the operation of its business. The Supreme Court dismissed the complaint as time barred. The Company appealed that dismissal to the Appellate Division, First Department which reinstated the complaint. The action was settled on January 22, 2003 with payment by the Defendant Davidge to Rosenblatt Securities Inc of $ 450,000 on February 5, 2003. All other claims by and between the parties were released.

NOTE 9:   CONTINGENCIES

The Company has guaranteed indebtedness of its 100% shareholder in the amount of $ 400,000 at December 31, 2002. The indebtedness was incurred by the shareholder through the utilization of funds from a Signature Bank line of credit as a capital contribution to the Company. Significant losses are not anticipated but will be charged to earnings if realized.

The Signature Bank Promissory Note was signed by the shareholder and guaranteed by the Company. The maximum available credit line is $ 500,000 with interest

charged monthly at prime plus 1%. At December 31, 2002 the interest rate was 5.25%. Any outstanding amount is due, in full, on April 30, 2003.

During 2002 the Company reimbursed the shareholder in the amount of $ 15,518 for interest expense incurred on the indebtedness.

NOTE 10   EXTRAORDINARY ITEM

The Company was directly affected by the events of the Terrorist Attack of September 11, 2001 on the World Trade Centers. The business loss incurred, for the period September 11, 2001 through December 31, 2001, in connection with the attack was $ 191,379.

On February 28, 2002 the Company applied for assistance pursuant to the "WTC Business Recovery Grant Program". The Company was granted $ 150,000 from the New York State Urban Development Corporation pursuant to the "WTC Business Recovery Grant Program". The grant is being reported as an extraordinary item since the event is not reasonably expected to recur in the foreseeable future in the environment in which the entity operates.